Exhibit 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC.
ANNOUNCES APPOINTMENT OF DIRECTOR

TORONTO, December 8, 2003 — Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) is pleased to announce the appointment of Peter C. Godsoe, Chairman of Scotiabank to FHR’s Board of Directors.

Mr. Godsoe was appointed Chief Executive Officer of Scotiabank in 1993 and assumed the additional role of Chairman in 1995. Mr. Godsoe first joined Scotiabank in 1966. He was appointed Vice-Chairman and member of the Board of Directors in 1982. Mr. Godsoe retired as Scotiabank’s CEO in December 2003, but remains Chairman of the Board of Directors.

Mr. Godsoe graduated with a Bachelor of Science degree in Mathematics and Physics from the University of Toronto and earned his Master of Business Administration from Harvard Business School. Mr. Godsoe is also a chartered accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 81 luxury and first-class properties with more than 32,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels & Resorts (“Fairmont”), North America’s largest luxury hotel management company, as measured by rooms under management. Fairmont manages 42 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac and The Fairmont Scottsdale Princess. FHR also holds a 100% interest in Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises a portfolio of 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 24 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contact:	Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com